EXHIBIT 99.37

PRETIUM RESOURCES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.              Name and Address of Company

Pretium Resources Inc. (“Pretivm” or the “Company”)
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

Item 2.              Date of Material Change

January 6, 2011

Item 3.              News Release

The news release was disseminated by MarketWire and filed on SEDAR on January 6, 2011.

Item 4.              Summary of Material Change

On January 6, 2011, Pretivm announced that it had issued an additional 3,000,000 common shares at a price of $6.00 per share upon the exercise, in part, by the syndicate of underwriters (the “Underwriters”) of the over-allotment option (the “Option”) granted in connection with Pretivm’s initial public offering (the “Offering”).

Item 5.              Full Description of Material Change

On January 6, 2011, Pretivm announced that it had issued an additional 3,000,000 common shares at a price of $6.00 per share upon the exercise, in part, by the syndicate of Underwriters of the Option granted in connection with the Offering.

The aggregate gross proceeds of $18 million from the issuance of these shares were used to repay an equivalent principal amount owing to Silver Standard Resources Inc. (“Silver Standard”) under the convertible promissory note (the “Note”) issued to Silver Standard in connection with the acquisition of the Snowfield Project and Brucejack Project (the “Acquisition”).   Following this issuance, Silver Standard’s ownership interest in Pretivm has been reduced to 39.76% of the total issued common shares of Pretivm.

The remainder of the Option may be exercised by the Underwriters until the date that is 30 days following the Closing of the Offering and the Acquisition on December 21, 2010.  If there are no further exercises of  the  Option  by  the  Underwriters,  the  remainder  of  the  principal  amount  of  the  Note  will  be automatically converted into common shares of Pretivm on the date that is 40 days after closing of the Offering and the Acquisition, with the result that Silver Standard will hold 42.31% of the total issued common shares of Pretivm.

Cautionary Notes:

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.  This release shall not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward looking information may include, but is not limited to, further exercise of the Option, automatic conversion of the Note, anticipated production and developments in our operations in future periods, our planned exploration and development activities, costs and timing of development of the Snowfield and Brucejack Projects, costs and timing of future exploration, results of future exploration and drilling, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm’s final prospectus dated December 9, 2010 and filed on SEDAR at www.sedar.com.

Forward-looking information is based on the expectations and opinions of Pretivm’s management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise.  We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Item 5.2            Disclosure for Restructuring Transactions

Not applicable

Item 6.              Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.              Omitted Information

Not applicable.

Item 8.              Executive Officer

Name of Executive Officer:       Robert Quartermain, Chief Executive Officer
Telephone number:                    (604) 601-8240

Item 9.              Date of Report

January 7, 2011